May 19, 2026

Securities and Exchange Commission
Division of Corporation Finance
100 First Street, NE
Mail Stop 3561
Washington, DC 20549
Attention: Donial Dastgir and Arthur Sandel

Re:	EFCAR, LLC Registration Statement on Form SF-3 Filed December 19, 2025 File No. 333-292293

Dear Mr. Dastgir and Mr. Sandel:

On December 19, 2025, our client, EFCAR, LLC (the “Company”), filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form SF-3, including a form of prospectus for use in offering one or more series of asset-backed notes (the “Initial Prospectus”) and certain exhibits (the “Initial Exhibits” and, together with the Initial Prospectus, the “Initial Documents”).  On January 15, 2026, we received a letter containing your comments (the “Comments”) to the Initial Documents.  As of the date hereof and in response to the Comments, the Company is filing with the Commission its Pre-Effective Amendment No. 1 to the Registration Statement (the “Pre-Effective Amendment”), including an amended form of prospectus (the “Amended Prospectus”).  Submitted below, on behalf of the Company, are the Company’s responses (the “Responses”) to each of the Comments.

For your convenience, the Responses have been placed in the order in which the Comments were presented, within the headings set forth in the Comments, and the text of each Comment is presented in bold italics before the associated Response.  References to page numbers of the prospectus are to the Amended Prospectus unless otherwise indicated.

Registration Statement on Form SF-3

General

1. Comment:  Please confirm that the depositor and any issuing entities previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

Response: We hereby confirm, on behalf of the Company, that the Company and any issuing entities previously established, directly or indirectly, by the Company or any affiliate of the Company has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

Securities and Exchange Commission
Division of Corporation Finance
May 19, 2026

Cover Page

2. Comment:  We note that the disclosure here and elsewhere throughout the prospectus contemplates either “sub-prime” or “near-prime” loans in the asset pool, but neither type of loan appears to be defined. We understand that a near-prime loan is distinguished from other sub-prime loans by certain characteristics but nevertheless remains a sub-prime loan. Please revise your disclosure where appropriate to explain the distinction between sub-prime and near-prime loans. Please also confirm whether notes may be issued that are backed by an asset pool comprised of both sub- and near-prime loans and, if so, how such an asset pool would be presented in the disclosure.

Response:  We direct your attention to pages 7 and 74 of the Amended Prospectus, where disclosure has been revised to more specifically distinguish near-prime loans from other sub-prime loans.  We also confirm that notes may be issued that are backed by an asset pool comprised of both sub- and near-prime loans and, if so, the related asset pool will be presented in the disclosure as being comprised of sub-prime loans that were selected by the sponsor without application of any selection criteria intended to limit such asset pool to near-prime loans.

Description of the Notes

Definitive Notes, page 120

3. Comment:  We note the disclosure that definitive notes will “be transferable and exchangeable at the offices of the indenture trustee or of a certificate registrar named in a notice delivered to holders of the definitive notes. No service charge will be imposed for any registration of transfer or exchange, but the indenture trustee may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.” However, Section 2.12(b) of the Form of Indenture filed as Exhibit 4.2 contemplates Book-Entry Notes that are acquired after the Closing Date, then exchanged for Definitive Notes of the same Class. Such exchanges would see the initial principal amount of the Book-Entry Notes decreased by a “DWAC Decrease Amount.” Please confirm whether this would constitute a service charge and revise your prospectus where appropriate to reflect the DWAC Decrease Amount.

Response:  On behalf of the Company, we confirm that the DWAC Decrease Amount does not constitute a service charge.  The DWAC Decrease Amount represents the amount by which the Indenture Trustee will decrease then-current principal amount of the related class of Book-Entry Notes being exchanged for Definitive Notes of the same class in a dollar-for-dollar exchange.

Securities and Exchange Commission
Division of Corporation Finance
May 19, 2026

Should you have any further questions or comments please contact me at 312-324-1743.

Regards,

/s/ Philip W. Russell

Philip W. Russell

cc:	Jason Kulas Jodi Blanton, Esq.